UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-35543

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Western Asset Mortgage Capital Corporation
Full Name of Registrant

N/A
Former Name if Applicable

385 East Colorado Boulevard
Address of Principal Executive Office (Street and Number)

Pasadena, California 91101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if needed).

During the process of preparing the financial statements of Western Asset Mortgage Capital Corporation (the “Company”) for the period from May 15, 2012 (commencement of operations) through December 31, 2012 (the “2012 Financial Statements”), the Company discovered that the methodology used to accrete interest income and to amortize the cost basis of certain of the Company’s residential mortgage-backed securities (“RMBS”), which was based on a third party vendor’s system, as well as the presentation with regard to certain items in its Statement of Cash Flows were not in accordance with accounting principles generally accepted in the United States.  In order to correct these errors, the Company is reclassifying a portion of the Company’s net interest income to both realized and unrealized gains, and a portion of operating cash flows to investing cash flows.  The Company is unable to file its annual report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) because it has not yet completed its 2012 Financial Statements due to the reclassifications made  in the Company’s statements of operations and cash flows for the period May 15, 2012 (commencement of operations) through December 31, 2012 (and related footnote disclosures) in order to correct these errors. Due to the timing of the identification of these errors, the Company could not complete the 2012 Form 10-K without unreasonable effort or expense.

The Company is also evaluating the impact of the above-described errors on its previously issued financial statements for the period from May 15, 2012 (commencement of operations) to June 30, 2012, the quarter ended September 30, 2012 and for the period from May 15, 2012 (commencement of operations) to September 30, 2012 (collectively, the “Prior Interim Periods”) and whether or not the financial statements for such Prior Interim Periods may need to be restated in order to correct these errors.

                                                Although individual line items in the statements of operations and cash flows will be affected by the reclassifications described above, none of these reclassifications will change the Company’s previously reported net income or total cash flows for the period from May 15, 2012 (commencement of operations) to December 31, 2012 or for any of the Prior Interim Periods. The Company’s total assets, shareholders’ equity or book value as of June 30, September 30 and December 31, 2012 are also not affected.  Notwithstanding the foregoing, the Company expects to report in the 2012 Form 10-K a material weakness in its internal control over financial reporting attributable to management’s supervision, review and acceptance procedures  with respect to a third-party vendor’s computation of interest income accretion and amortization of the cost basis of certain RMBS.  The Company also expects to report the measures it has implemented to remediate this matter, which include (but may not be limited to) a newly adopted procedure to review such computations on a regular basis.

This Form 12b-25 includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the Company’s control. The Company cautions that the forward-looking information presented in this Form 12b-25 is not a guarantee of future events, and that actual events and results may differ materially from those made in or suggested by the forward-looking information contained in this Form 12b-25. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “seek,” “comfortable with,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. A number of important factors could cause actual events and results to differ materially from those contained in or implied by the forward-looking statements, including those factors discussed in the Exchange Act reports that the Company files with the Securities and Exchange Commission (the “SEC”), which can be found at the SEC’s website at www.sec.gov. Any forward-looking information presented herein is made only as of the date of this Form 12b-25, and the Company does not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.  The Company expects to complete and file its 2012 Form 10-K prior to April 15, 2013, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven M. Sherwyn	(626)	844-9400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Western Asset Mortgage Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ Steven M. Sherwyn
Name: Steven M. Sherwyn
Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).